UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

StarWalker Industries, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

11-04-2014

Physical Address of Issuer:

352 University Avenue, Unit W134, Atlanta, Georgia 30310

Website of Issuer:

http://StarwalkerIndustries.com

Is there a co-issuer? __X__ ***yes*** ____ ***no.***

Name of Co-Issuer:

STARWALKER I EB, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

05-06-2021

Physical Address of Co-Issuer:

4104 24th ST, PMB 8113, San Francisco, CA 94114

Website of Co-Issuer:

https://wefunder.com/

Current Number of Employees:

1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$253,080.65	$170,718.09
Cash & Cash Equivalents	$105,127.96	$44,113.93
Accounts Receivable	$99,772.68	$103,190.70
Short-term Debt	$69,103.42	$89,092.32
Long-term Debt	$855,440.35	$726,263.14
Revenues/Sales	$491,894.76	$445,603.80
Cost of Goods Sold*	$410,995.77	$355,417.84
Taxes Paid	$0.00	$0.00
Net Income	-$12,979.74	-$155,786.06

December 12, 2025

STARWALKER INDUSTRIES, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by StarWalker Industries, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://StarwalkerIndustries.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is December 12, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

The Company 1

RISK FACTORS 2

BUSINESS 4

Overview of the Company's Historical Business Purpose 4

Current Status of Operations 4

Business Activities During the Reporting Period 4

Current Business Plan..4

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS 5

Indemnification 5

Employees 5

CAPITALIZATION, DEBT AND OWNERSHIP 6

Capitalization...6

Outstanding Debt 7

Ownership..11

FINANCIAL INFORMATION 12

Recent Tax Information...12

Operations..12

Liquidity and Capital Resources..12

Material Changes and Other Information 12

Previous Offerings of Securities 14

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 14

OTHER INFORMATION 15

Bad Actor Disclosure...15

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

StarWalker Industries, Inc. (SWI) is a bottled water distribution, manufacturing, and recycling company. SWI sells truckloads of bottled water and is building a state-of-the-art bottled water production and recycling system in Atlanta, GA.

SWI is in the process of planning an orderly wind-down of its business. Based on its current financial condition and the absence of sustainable revenue or operating capital, the Company does not expect to continue operations. Management is evaluating available options, which may include cessation of business activities, liquidation of remaining assets, and dissolution in accordance with applicable state law. Investors should not expect the Company to pursue or implement a business plan going forward.
The Company is located at 352 University Avenue, Unit W134, Atlanta, GA 30318.

The Company's website is http://Starwalkerlndustries.com.

The information on or in our website is not a part of this Form C-AR.

The Company conducts business in the State of Georgia and sells products throughout the United States.

RISK FACTORS

The Company is planning an orderly wind-down of its business, and securityholders should not expect the Company to continue operations or pursue its historical business plan.

The Company is currently engaged in planning an orderly wind-down of its operations. Based on its current financial condition, limited capital resources, and the absence of sustainable business prospects, the Company does not expect to continue operating its business or executing its prior growth or development plans. Many of the risks facing the Company are heightened and may be realized in the near term. Securityholders should not expect continued development, commercialization activities, expansion plans, or execution of the Company's previous business strategies. There is a significant risk that the Company will not have sufficient assets to satisfy outstanding obligations, and securityholders may lose their entire investment.

The Company has a limited operating history and future performance is uncertain, particularly in light of its planned wind-down.

The Company was organized on November 4, 2014 and converted into a Delaware corporation on February 22, 2021 and has limited historical operations. Historically, the Company faced risks common to early-stage companies, including challenges in forecasting, allocating limited resources, gaining market acceptance, and operating within complex regulatory environments. These risks have been compounded by the Company's current financial condition and its determination that continued operations are no longer viable. The Company's limited history, combined with its plans to wind down operations, may not be adequate to assess its ability to satisfy outstanding obligations. There has been no independent third-party valuation of the Company or its securities. There can be no assurance that the Company will remain solvent during the wind-down process.

The Company has limited capital, which restricts its ability to continue operations or complete an orderly wind-down.

The Company presently has limited operating capital and does not expect to raise additional funds to pursue its historical business objectives. The Company's limited capital may impair its ability to complete an orderly wind-down, satisfy outstanding liabilities, or preserve any residual value for securityholders. If available resources are insufficient to meet the Company's obligations, the Company may be forced to cease operations immediately, liquidate remaining assets at distressed values, or enter dissolution proceedings under applicable state law.

There is no assurance that the Company will be able to continue as a going concern.

The Company's financial condition raises substantial doubt about its ability to continue as a going concern. Although the Company will attempt to allocate its limited resources toward an orderly wind-down, there is no guarantee that such efforts will be successful or that the Company will have sufficient assets to satisfy its liabilities.

Dependence on key personnel may adversely affect the wind-down process.

The Company has historically depended on its management team and advisors. The loss of services of any key personnel—particularly given the Company's reduced resources and wind-down status—could negatively impact the Company's ability to manage its remaining obligations, preserve records, address regulatory requirements, or complete the wind-down. The Company does not maintain key-person life insurance on any personnel.

The business affairs of the Company are controlled solely by David M. Walker, Esq.

As founder, chief executive officer, and sole director, Mr. Walker will continue to control the Company throughout the wind-down process. Securityholders will not have the ability to influence management decisions, including decisions regarding liquidation, creditor prioritization, or dissolution.

Historical operational risks and uncertainties may negatively impact the Company's wind-down and ability to satisfy liabilities.

The Company previously faced substantial risks in its operations, including reliance on third-party suppliers, co-packers, brokers, distributors, and specialized BottleOne technology. Although the Company does not anticipate continuing operations, these historical risks may still affect its ability to complete an orderly wind-down—for example, if outstanding obligations remain, if counterparties assert claims, or if disputes arise related to historical performance.

The Company's planned wind-down eliminates the possibility of achieving the revenues or market acceptance described in prior business plans.

Prior business plans contemplated generating revenue, expanding sales efforts, developing new products, and achieving market penetration. As the Company is no longer pursuing these activities, securityholders should not expect revenue generation, product commercialization, or profitability. The elimination of these activities increases the likelihood that securityholders will not realize any return on their investment.

The Company may face claims, liabilities, or regulatory obligations during the wind-down process.
The Company may be subject to claims arising out of historical operations, including product liability, commercial disputes, intellectual property matters, regulatory issues, or employment claims. Any such claims could reduce or eliminate remaining Company assets, delay dissolution, or adversely affect securityholders.

The Company may not have sufficient resources to comply with regulatory, reporting, or contractual obligations during the wind-down.
The Company remains subject to certain regulatory obligations, including this Form C-AR filing, as well as contractual obligations with suppliers, licensors, and service providers. Limited personnel, limited capital, or record-keeping challenges during the wind-down may impair the Company's ability to satisfy these obligations, which could result in fines, penalties, or defaults.

The Company's intellectual property rights and technology licenses may have no continuing value and may create liabilities instead of assets.
The Company's prior business depended on certain intellectual property rights, including the licensed BottleOne technology. As the Company winds down operations, these intellectual property rights may not generate value through sale or assignment, and the Company may remain subject to contractual obligations or liabilities under its prior licensing arrangements.

Unforeseen risks may arise during the wind-down.
Businesses often face risks not foreseen or fully appreciated by management. The wind-down process may reveal additional liabilities, claims, compliance obligations, or operational challenges that could adversely affect any remaining value in the Company and may result in securityholders losing all or part of their investment.

Additional risks and uncertainties may arise, and the risks described above do not represent a complete list of the risks facing the Company.
Additional risks and uncertainties, including those not presently known to the Company or that the Company currently believes are immaterial, may arise during the wind-down process and could further impair any remaining value. New risks may emerge over time, and the impact of known risks may change as circumstances evolve. Such risks could adversely affect the Company's ability to complete an orderly wind-down or satisfy outstanding obligations, and could reduce or eliminate any residual value available to existing securityholders.

BUSINESS

Overview of the Company's Historical Business Purpose

StarWalker Industries, Inc. ("SWI") was formed to develop and operate a localized bottled water manufacturing and recycling system intended to reduce plastic waste and support community-based closed-loop recycling initiatives. The Company's historical concept, known as the "StarWalker System," contemplated the manufacture, distribution, and recycling of locally sourced bottled water using proprietary technology, including a specialized BottleOne PET bottle designed to facilitate recyclability and reduce environmental impact.

The Company's founder, David M. Walker, Esq., sought to apply manufacturing technology to create a highly efficient micro-bottling facility capable of operating within local communities. The Company's historical business model anticipated that, by incentivizing consumers to return SWI's recyclable bottles, a community could maintain a local closed-loop recycling process and potentially reduce its environmental footprint.

The principal factors historically underlying the Company's proposed business model included:

1. The potential cost efficiencies associated with proprietary water bottling technology;
2. Growing consumer demand for bottled water;
3. Increased community interest in local manufacturing and sustainability initiatives; and
4. The desire to support closed-loop recycling practices.

Current Status of Operations

The Company is no longer pursuing the development or commercialization of its historical business model. Due to financial constraints, limited capital resources, and the absence of sustainable business prospects, SWI is in the process of planning an orderly wind-down of its operations. The Company does not expect to continue operating its business or executing its historical strategic initiatives, including the development of bottling facilities, commercialization of its recycling system, or implementation of any previously contemplated business plan.

Business Activities During the Reporting Period

During the fiscal year ended December 31, 2023, the Company's operational activities remained limited. The Company continued to evaluate its financial condition, explore potential avenues for expanding or sustaining its historical business model, and address ordinary-course administrative and contractual obligations. The Company did not operationalize its own manufacturing facility or launch a commercial recycling program during the reporting period, although limited quantities of bottled water were commercially sold through third-party retailers, including Wal-Mart stores.

The Company did not reach a determination to wind down its operations during the reporting period. The decision to pursue an orderly wind-down was made in 2025, after the reporting period covered by this Form C-AR, based on the Company's financial condition, capital constraints, and assessment of available business prospects.

The Company is filing this Form C-AR after its original due date of April 30, 2024. The Company has taken steps to compile the required information and is submitting this report to bring its Regulation Crowdfunding reporting obligations current.

Current Business Plan

The Company no longer maintains an active business plan and does not intend to pursue the business objectives previously contemplated in its historical materials. The Company's current focus is limited to evaluating and implementing a wind-down strategy, which may include cessation of remaining business activities, liquidation of assets, satisfaction of outstanding obligations, and, if appropriate, dissolution in accordance with applicable state law.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David M. Walker	Founder, Chief Executive Officer, Treasurer, Secretary and Sole Director	See Exhibit A for employment history.	See Exhibit A for education background.
Andrew Levy	Chief Financial Officer	See Exhibit A for employment history.	See Exhibit A for education background.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 1 employee located in Georgia, USA.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,510,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note (1st Tranche Convertible Debt)(WeFunder)
Amount Outstanding	$190,440
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Cap is $25,000,000. Discount Rate is 90%. Interest rate is 8%. Convertible Notes convert into equity upon a Qualified Financing (as defined in the Convertible Notes). Maturity date is 24 months following the effective date.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Convertible Note (Blackledge)
Amount Outstanding	$40,000.00
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Cap is $25,000,000. Discount Rate is 90%. Interest rate is 8%. Convertible Notes convert into equity upon a Qualified Financing (as defined in the Convertible Notes). Maturity date is 24 months following the effective date.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Convertible Note (Jackson)
Amount Outstanding	$25,000.00
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Valuation Cap is $25,000,000. Discount Rate is 90%. Interest rate is 8%. Convertible Notes convert into equity upon a Qualified Financing (as defined in the Convertible Notes). Maturity date is 24 months following the effective date.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Card
Creditor	Bank of America

Amount Outstanding	$23,552.00
Interest Rate and Amortization Schedule	Variable
Description of Collateral	None.
Other Material Terms	N/A
Maturity Date	N/A

Type	Shareholder Loan
Creditor	David M. Walker
Amount Outstanding	$120,164.63
Interest Rate and Amortization Schedule	Applicable Federal Rate
Description of Collateral	Unsecured
Other Material Terms	On Demand
Maturity Date	N/A

Type	Business Loan
Creditor	STIM Investments
Amount Outstanding	$49.00
Interest Rate and Amortization Schedule	Applicable Federal Rate
Description of Collateral	Unsecured.
Other Material Terms	On Demand
Maturity Date	N/A

Type	Economic Injury Disaster Loan (EIDL)
Creditor	Small Business Administration (SBA)
Amount Outstanding	$72,440.00
Interest Rate and Amortization Schedule	6%
Description of Collateral	Business Assets
Other Material Terms	$244/mo
Maturity Date	September 2050

Type	Business Loan

Creditor	PayPal Loan
Amount Outstanding	$74,658.85
Interest Rate and Amortization Schedule	15%
Description of Collateral	All Company Assets (blanket lien)
Other Material Terms	This loan is currently in default
Maturity Date	October 2023

Type	Business Loan
Creditor	ACE Loan
Amount Outstanding	$150,000.00
Interest Rate and Amortization Schedule	10%
Description of Collateral	All Company Assets (blanket lien)
Other Material Terms	This loan is currently in default
Maturity Date	December 2025

Type	Affiliates Loan
Creditor	Law Offices of David M Walker, Esq LLC
Amount Outstanding	$155,000
Interest Rate and Amortization Schedule	Applicable Federal Rate
Description of Collateral	Unsecured
Other Material Terms	Loan can be called upon demand
Maturity Date	N/A

Type	Affiliates Loan
Creditor	Flora Blackledge
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	Applicable Federal Rate
Description of Collateral	Unsecured
Other Material Terms	Loan can be called upon demand

Maturity Date	N/A

See the section titled "*Outstanding Options, Safes, Convertible Notes, Warrants*" for information regarding debt in the form of Convertible Notes.

The total amount of outstanding debt of the Company is $855,440.35.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David M. Walker	3,510,000 Shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.

Recent Tax Information

Total Income	Taxable Income	Total Tax
$61,081	$-200,602	$0.00

Operations

Historically, StarWalker Industries, Inc. ("SWI") sought to operate in a manner intended to maximize shareholder value. As part of its historical structure, the Company owned a distribution subsidiary, Positivity Alkaline Water, LLC ("Positivity"), which primarily supplied bottled water products to a single customer, Walmart. During prior periods, a significant portion of SWI's activities involved supporting the business operations of Positivity and facilitating its distribution needs.

However, the Company's operational activities have remained limited, and the Company is no longer pursuing growth of Positivity or expansion of its historical business model. The Company is currently in the process of planning an orderly wind-down of its operations, as described elsewhere in this Form C-AR. SWI is not seeking additional capital to expand operations and does not expect to continue funding or supporting Positivity's business activities other than as may be required to address remaining obligations and complete the wind-down process.

Liquidity and Capital Resources

On September 24, 2021, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $190,440.

The Company does not plan to make any material capital expenditures in the coming six months. The Company plans to make appropriate expenditures in the future consistent with its planned growth and expansion.

Material Changes and Other Information

Since the end of the fiscal year ended December 31, 2023, the Company's business operations have undergone a significant change. The Company has ceased or materially suspended active operations, primarily due to developments relating to its commercial relationship with Wal-Mart. Specifically, after the end of the last fiscal year, Wal-Mart elected to discontinue the program under which the Company's products were distributed. As a result, the Company no longer maintains the operational volume necessary to support prior levels of production, distribution, staffing, or sales activity.

The Company is evaluating strategic alternatives in response to these developments, which include the possibility of winding down or dissolving the business and determining the appropriate treatment of remaining assets and obligations. No determination was made during the reporting period, and the Company subsequently elected in 2025 to pursue an orderly wind-down of its operations. Accordingly, the Company does not expect to resume operations or re-establish its historical commercial model.

Because this development constitutes a material change in the Company's business, the Company is required to disclose it under Rule 202 of Regulation Crowdfunding.

2. Material Changes in the Company's Financial Condition Since FY 2023

There have been material changes in the Company's financial condition since the financial statements for the year ended December 31, 2023, attached to this Form C-AR.

Revenue Impact

The cessation of the Wal-Mart relationship resulted in a substantial decline in revenues compared to FY 2023 levels. The Company has not replaced this revenue source, and no other material customers or channels currently exist to offset the reduction.

Liquidity and Cash Position
The Company's cash position has significantly declined due to reduced receipts from operations and ongoing fixed expenses. The Company has relied on available cash reserves to satisfy remaining obligations during the wind-down process. If no additional resources become available, the Company expects that its remaining cash will be depleted in the near term.

Liabilities and Obligations

Since FY 2023, the Company has incurred additional accounts payable and short-term obligations, including vendor balances, warehouse and storage charges, and invoices associated with prior production runs. Some vendor obligations may be past due. The Company is evaluating potential payment arrangements or negotiated resolutions.

Impairment or Write-Downs

As operations have wound down, certain assets—such as inventory, tooling, packaging, or intellectual property—may no longer be recoverable at book value. The Company anticipates that impairments or write-downs may be required for FY 2024.

Going Concern Considerations

In light of the developments described above, management believes that substantial doubt exists regarding the Company's ability to continue as a going concern.

3. Other Material Information

In addition to the changes described above, the Company believes the following information is material under Regulation Crowdfunding:

Strategic Review Process

The Company has initiated an internal review of its strategic options in connection with the planned wind-down. Areas of review include potential asset dispositions, the settlement or restructuring of outstanding liabilities, and the evaluation of contractual and operational obligations. No agreements or commitments currently exist.

Changes in Management or Staffing

Due to the cessation of operations, the Company has reduced or eliminated staffing, including layoffs, contractor terminations, and a freeze on new hiring. Certain personnel are unpaid. These changes materially affect the Company's ability to conduct operations other than those required to complete the wind-down.

Impact on Intellectual Property and Contracts

The Company is assessing the status of its intellectual property portfolio. Certain registrations, applications, or renewals may lapse if not maintained. The Company is also evaluating its commercial agreements, leases, fulfillment arrangements, and vendor contracts to determine whether they should be terminated, renegotiated, or resolved as part of the wind-down.

Pending or Threatened Claims

Certain vendors or lenders have indicated they may pursue collection actions or contractual remedies relating to unpaid obligations. As of the date of this Form C-AR, no litigation has been initiated.

No Current Plan to Conduct Additional Crowdfunding Offerings

Given the Company's current financial condition and the decision to pursue an orderly wind-down, the Company does not intend to conduct any additional crowdfunding or other securities offerings.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes (WeFunder)	$190,440	5	Marketing and Advertising; Trade Shows Staff; Public Relations; Professional Fee; Operations; Accounts Receivable Factoring	June 4, 2021 through October 15, 2021	Regulation CF
Convertible Note (Blackledge)	$40,000.00	1	Inventory, Marketing, Working Capital	January 21, 2022	Section 4(a)(2)
Convertible Note (Jackson)	$25,000.00	1	Inventory, Marketing, Working Capital	March 11, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Founder, David M. Walker, and his law firm, Law Offices of David M. Walker, Esq. LLC have loaned the Company funds in the amount of $155,000 since its formation. These loans shall be repaid at a time in which the Company has enough assets and revenue to support a repayment.

OTHER INFORMATION

The Company has not timely filed certain annual reports required under Rule 202 of Regulation Crowdfunding in prior years, including the Form C-AR for the fiscal year ended December 31, 2023. The Company has prepared and is filing this Form C-AR to bring its Regulation Crowdfunding reporting obligations current. Upon filing this Form C-AR, the Company will have satisfied the conditions for terminating its ongoing reporting obligations under Rule 202(b) of Regulation Crowdfunding, and the Company will file a Form C-TR to formally terminate such obligations.

Other than the late filing of certain Form C-AR annual reports, the Company is not aware of any additional material noncompliance with its Regulation Crowdfunding reporting obligations.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David M. Walker	
(Signature)	
David M. Walker	
(Name)	
Chief Executive Officer and Sole Director	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David M. Walker	
(Signature)	
David M. Walker	
(Name)	
Chief Executive Officer and Sole Director	
(Title)	
December 12, 2025	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Officers and Directors

(see attached)



















Home My Network Jobs Messaging Notifications Me For Business Retry for

DAVID M. WALKER, ESQ.
Corporate Attorney | M&A | Startup Counsel
DETROIT | ATLANTA



David M. Walker, Esq. · 1st

Bodman PLC Member | Corporate Law | Mergers & Acquisitions | Business Owner Advocate | Detroit & Atlanta



- Bodman PLC
- University of Detroit Mercy School of Law



Atlanta Metropolitan Area · Contact info

3,492 followers · 500+ connections



Travis Townsend, Jr., Troy A. Young, CFP®, CKA®, and 222 other mutual connections

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Highlights



4 mutual groups

You and David M. are both in Brain Expansion Group, Metro Atlanta Business Network group, (this group is not free, DO NOT request to join, click the 'i', and 2 others

About

At Bodman PLC, my focus encompasses advising startups and small businesses through critical phases, from inception to capital raising, leveraging my legal acumen to ensure their robust entry and growth in the market. My tenure as CEO at Positivity Alkaline Water enriches this role, providing a unique perspective on the in ...see more

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3,492 followers

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David M. Walker, Esq. reposted this • 1mo



This is what real impact means to me - having 35 law students visit Bodman and hear first hand about law firm life. When I started law school, I didn't have anything close to this. We're making a difference!...

54

2 comments · 1 repost

David M. Walker, Esq. reposted this • 1mo

 Earlier this year, I graduated Cum Laude with my Master's in Comparative Cultural Analysis from the University of Amsterdam!
... ...show more

 125   20 comments • 3 reposts

David M. Walker, Esq. reposted this • 2mo

 I sure do like sharing a good conversation with entrepreneurs! Thanks to Lansing Economic Area Partnership | LEAP and Cyrina Thomas for inviting me to talk with their business leaders.

 36

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Experience

 **Member**
Bodman PLC
Feb 2024 - Present · 1 yr 11 mos

 **Chief Executive Officer**
Positivity Alkaline Water · Self-employed
Dec 2017 - Dec 2025 · 8 yrs 1 mo
Atlanta, Georgia, United States

Positivity Alkaline has a 9.5+ pH level in a Grab-N-Go 700mL bottle. Consumers can enjoy a refreshing taste of the Smoky Mountains water...

 **President**
StarWalker Industries Inc. · Self-employed
Nov 2014 - Dec 2025 · 11 yrs 2 mos
Greater Atlanta Area

Positivity Alkaline Water, Integrity Purified Water and Integrity Spring bottled water distribution.

Atlanta Business Attorney
LAW OFFICES OF DAVID M. WALKER, ESQ. LLC · Self-employed
Jan 2007 - Feb 2024 · 17 yrs 2 mos
Atlanta, Georgia

Atlanta Business Attorney that works exclusively for start-up and small business owners helping them to start a business, buy and sell businesses,...

 **Atlanta Business Attorney**
Atlanta business attorney and contract lawyer David M. Walker, Esq. specializes in consulting and representing...

 **NFL Agent**
StarWalker Agency LLC
Oct 2018 - Oct 2021 · 3 yrs 1 mo
Atlanta, Georgia

Representing NFL players and coaches

 **StarWalker Agency Introduction (April 2019).pdf**

Show all 10 experiences →

Education

 **University of Detroit Mercy School of Law**
Juris Doctorate
1995 - 1998



University of Michigan
Bachelor of Science, Mechanical Engineering
1990 - 1995

Activities and societies: Founding Father - Gamma Tau Omega (GTO)
Fraternity @ The University of Michigan specializing in philanthropy and...

Licenses & certifications



NFL Contract Advisor
NFL Players Association
Issued Oct 2018



Attorney
State Bar of Georgia
Issued Jul 2004

Show all 4 licenses & certifications →

Skills

Corporate Law

 Endorsed by Dar'shun Kendrick and 3 others who are highly skilled at this

 Endorsed by Linecia Gilmore, Esq. and 13 other mutual connections

👥 99+ endorsements

(Endorse)

Entrepreneurship

 Endorsed by Bernadette Boas and 9 others who are highly skilled at this

 Endorsed by Gene G. Wright and 10 other mutual connections

👥 91 endorsements

(Endorse)

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Recommendations

(Recommend David M.)

Received   Given



Joshua Schiffer in · 2nd
Justice For the Person! Criminal Defense, Civil Rights and All Injuries. Pundit,
Teacher, Speaker. #JASH All the other Accolades Go Here!
August 14, 2021, Joshua worked with David M. but they were at different
companies

A mere handful of people have the guts, vision and drive like David. Beyond
being a high performer, David #cares and that is why he continues to
succeed. Rising tides float all boats and I am thrilled to have him in my
canoe as well as be in his. The dynamism and growth flowing out of David is
contagious and I have yet to see a barrier he failed to surmount. Following
his #positivity water project from its inception, I cannot help but believe it is
going to be a massive success.



Liz Geringer Lieberman · 2nd
Organization Culture Coach. Employment Related Investigator. Sensitivity
and Cultural Diversity Trainer/facilitator. Reputation saver.

November 19, 2011, Liz worked with David M. on the same team

Wow! That is the word I think of when I think of Dave. Last year I thought he was great when he volunteered to speak to one of my classes at Grady High School. This year, as a regular participant who shares his life story and business lessons with many more students, I am humbled by his knowledge, drive, passion, caring and loyalty. I have been counting on Dave the past few months to help create the program at Grady High School, for Talk About Your Future, Inc. and he continues to impress everyone he meets whenever he is around. You can see his brilliance on http://gradytalks.org that has...

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Organizations

Wesley International Academy
Board Member · Jul 2010 - Jun 2016

Associated with LAW OFFICES OF DAVID M. WALKER, ESQ. LLC

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CEO, PepsiCo Beverages U.S.
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Carrie Leahy 🛡 · 2nd
Member and Chair of the Executive Management Committee at Bodman PLC

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Co-chair, Exempt Organizations and Impact Investing Practice at Bodman PLC.

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Practice in: Automotive/Industrial | Environmental | Litigation/Alternative Dispute Resolution

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John T. Below ✅ · 2nd
Employment and Business Litigation Attorney at Bodman PLC

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Manager of Inclusion and Talent at Bodman PLC

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Trademark Paralegal at Alston & Bird LLP

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Attorney at Law

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Banking & Finance Associate at Bodman PLC

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Andrew Levy · 2nd

President, RockRidge Financial Services, LLC Helping CEOs sleep well through financial leadership.


RockRidge Financial Services


University of Connecticut

Norcross, Georgia, United States · Contact info

293 connections

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About

I lead RockRidge Financial Services. We help CEOs and owners move forward confidently by providing strategic financial solutions.

We specialize in improving cash flow for struggling businesses and mappi ...see more

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Management Consulting • Financial Advisory • Strategic Planning • Outsourcing

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Andrew Levy commented on a post • 1mo

Congratulations! 🎉

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Experience


Owner
RockRidge Financial Services · Full-time
May 2006 - Present · 19 yrs 8 mos
Atlanta, Georgia, United States

Helped client company sell to Fortune 500. Negotiated deal terms on the acquisition of numerous companies in retail, manufacturing, and ...see more

CFO and Director of HR
Monarch Computer Systems · Full-time
2002 - 2006 · 4 yrs



Fractional CFO/Controller for firm clients
Aprio (f.k.a. Habif Arogeti and Wynne)
2000 - 2002 · 2 yrs

Credit Manager and Internal Auditor
SunTrust Bank
1995 - 2000 · 5 yrs

Education



University of Connecticut
MBA, Accounting and Finance
1993 - 1995



Franklin & Marshall College
BA, Bus Mgmt
1987 - 1991

Licenses & certifications

CPA, CBA (certified bank auditor)

Volunteering



Guest Lecturer and Judge for business school's entrepreneurship program
The George Washington University School of Business

Guest lecturer at George Washington University School of Business and Entrepreneurship programs

Skills

Finance

Accounting

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Stu Lustman · 2nd
Fintech & Crypto Copy Writer, Editor & YouTube Script Writer
February 7, 2008, Stu worked with Andrew but they were at different companies



When I finance a piece of mission critical equipment for a client, they are entrusting me with an important financial transaction for their business. Businesses have many of these transactions they go through everyday though and when one of my clients needs professional financial advice, whether on a tax matter or CFO level strategy and planning or anything in between, my first choice is always Andrew Levy at Rockridge Financial. Andrew does an amazing job with his clients! He can take a company from the red and bring them in the black in no time! He handles every situation as though he were personal opwner of the company! I have seen Andrew in action and feel most comfortable with him working with any client I send his way! Thank you Andrew for being the expert that you are!

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EXHIBIT B

Financial Statements

(see attached)

I, David M. Walker, CEO of StarWalker Industries, Inc., certify that:

(1) the financial statements of StarWalker Industries, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of StarWalker Industries, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for StarWalker Industries, Inc. filed for the fiscal year ended December 31, 2023.

Dated: December 12, 2025

Signature: /s/ David M. Walker, Esq.

Title: Chief Executive Officer

StarWalker Industries, Inc.
Balance Sheet
As of December 31, 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023
ASSETS												
Current Assets												
Bank Accounts												
10100 Bank of America Checking	11,884.27	5,481.14	16,026.87	12,426.42	3,512.02	9,641.20	50,328.81	9,745.47	8,983.19	32,395.58	12,481.78	105,127.96
Total Bank Accounts	**$ 11,884.27**	**$ 5,481.14**	**$ 16,026.87**	**$ 12,426.42**	**$ 3,512.02**	**$ 9,641.20**	**$ 50,328.81**	**$ 9,745.47**	**$ 8,983.19**	**$ 32,395.58**	**$ 12,481.78**	**$ 105,127.96**
Accounts Receivable												
11000 Accounts Receivable	49,649.21	93,810.25	83,755.63	107,634.52	120,746.67	98,016.89	43,783.34	89,786.50	113,210.73	97,087.97	84,473.90	95,772.68
Total Accounts Receivable	**$ 49,649.21**	**$ 93,810.25**	**$ 83,755.63**	**$ 107,634.52**	**$ 120,746.67**	**$ 98,016.89**	**$ 43,783.34**	**$ 89,786.50**	**$ 113,210.73**	**$ 97,087.97**	**$ 84,473.90**	**$ 95,772.68**
Other Current Assets												
12200 Inventory-Use This	0.00	4,998.00	0.00	0.00	0.00	-9,979.20	-9,979.20	0.00	0.00	0.00	0.00	0.00
18400 Due From Positivity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35,000.00
Total Other Current Assets	**$ 0.00**	**$ 4,998.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**-$ 9,979.20**	**-$ 9,979.20**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 35,000.00**
Total Current Assets	**$ 61,533.48**	**$ 104,289.39**	**$ 99,782.50**	**$ 120,060.94**	**$ 124,258.69**	**$ 97,678.89**	**$ 84,132.95**	**$ 99,531.97**	**$ 122,193.92**	**$ 129,483.55**	**$ 96,955.68**	**$ 235,900.64**
Fixed Assets												
15000 Furniture and Equipment	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26	26,231.26
15800 Software	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00	1,755.00
15900 Accumulated Depreciation	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51	-12,450.51
Total Fixed Assets	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**	**$ 15,535.75**
Other Assets												
16200 Security Deposit	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26	1,644.26
Total Other Assets	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**	**$ 1,644.26**
TOTAL ASSETS	**$ 78,713.49**	**$ 121,469.40**	**$ 116,962.51**	**$ 137,240.95**	**$ 141,438.70**	**$ 114,858.90**	**$ 101,312.96**	**$ 116,711.98**	**$ 139,373.93**	**$ 146,663.56**	**$ 114,135.69**	**$ 253,080.65**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
20000 Accounts Payable	8,578.87	45,664.74	20,639.49	58,593.49	77,132.28	62,508.91	32,386.51	79,846.81	91,781.28	48,431.95	29,587.07	44,168.38
Total Accounts Payable	**$ 8,578.87**	**$ 45,664.74**	**$ 20,639.49**	**$ 58,593.49**	**$ 77,132.28**	**$ 62,508.91**	**$ 32,386.51**	**$ 79,846.81**	**$ 91,781.28**	**$ 48,431.95**	**$ 29,587.07**	**$ 44,168.38**
Total Credit Cards	**$ 24,631.60**	**$ 24,981.08**	**$ 23,217.66**	**$ 22,525.79**	**$ 23,427.68**	**$ 23,825.73**	**$ 24,231.06**	**$ 25,565.91**	**$ 31,275.92**	**$ 30,863.05**	**$ 28,964.26**	**$ 24,935.04**
Other Current Liabilities												
Payable to Premium Waters		0.00	0.00	0.00	0.00	0.00	40,866.76	0.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 40,866.76**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Total Current Liabilities	**$ 33,210.47**	**$ 70,645.82**	**$ 43,857.15**	**$ 81,119.28**	**$ 100,559.96**	**$ 86,334.64**	**$ 97,484.33**	**$ 105,412.72**	**$ 123,057.20**	**$ 79,295.00**	**$ 58,551.33**	**$ 69,103.42**
Long-Term Liabilities												
27450 EIDL Loan	76,730.00	76,340.00	75,950.00	75,560.00	75,170.00	74,780.00	74,390.00	74,000.00	73,610.00	73,220.00	72,830.00	72,440.00
27500 PayPal Loan	112,790.44	101,749.84	136,872.41	122,110.85	107,095.59	87,963.12	72,361.01	55,579.84	36,268.83	89,320.10	81,246.74	74,658.85
27600 ACE LOAN		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	150,000.00
28000 Due to Affiliates												
27250 Loan from David Walker	121,164.63	121,164.63	121,164.63	120,164.63	120,164.63	120,164.63	120,164.63	120,164.63	120,164.63	120,164.63	120,164.63	120,164.63
27350 Loan from STIM Investments	490.00	490.00	490.00	490.00	490.00	490.00	490.00	490.00	490.00	490.00	490.00	490.00
28200 Due to/from Law Office of David Walker	145,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00	155,000.00
Total 28000 Due to Affiliates	**$ 266,654.63**	**$ 276,654.63**	**$ 276,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**	**$ 275,654.63**
28400 Promissory note-Blackledge		0.00	0.00	0.00	0.00	0.00	0.00	0.00	25,000.00	25,000.00	25,000.00	25,000.00
29000 1st Tranche Convertible Debt	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00	190,440.00
29050 Blackledge Convertible Debt	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00	40,000.00
29100 Accrued Interest on Convertible Debt	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87	27,246.87
Total Long-Term Liabilities	**$ 713,861.94**	**$ 712,431.34**	**$ 747,163.91**	**$ 731,012.35**	**$ 715,607.09**	**$ 696,084.62**	**$ 680,092.51**	**$ 662,921.34**	**$ 668,220.33**	**$ 720,881.60**	**$ 712,418.24**	**$ 855,440.35**
Total Liabilities	**$ 747,072.41**	**$ 783,077.16**	**$ 791,021.06**	**$ 812,131.63**	**$ 816,167.05**	**$ 782,419.26**	**$ 777,576.84**	**$ 768,334.06**	**$ 791,277.53**	**$ 800,176.60**	**$ 770,969.57**	**$ 924,543.77**
Equity												
32000 Members Equity	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38	-658,483.38
Net Income	-9,875.54	-3,124.38	-15,575.17	-16,407.30	-16,244.97	-9,076.98	-17,780.50	6,861.30	6,579.78	4,970.34	1,649.50	-12,979.74
Total Equity	**-$ 668,358.92**	**-$ 661,607.76**	**-$ 674,058.55**	**-$ 674,890.68**	**-$ 674,728.35**	**-$ 667,560.36**	**-$ 676,263.88**	**-$ 651,622.08**	**-$ 651,903.60**	**-$ 653,513.04**	**-$ 656,833.88**	**-$ 671,463.12**
TOTAL LIABILITIES AND EQUITY	**$ 78,713.49**	**$ 121,469.40**	**$ 116,962.51**	**$ 137,240.95**	**$ 141,438.70**	**$ 114,858.90**	**$ 101,312.96**	**$ 116,711.98**	**$ 139,373.93**	**$ 146,663.56**	**$ 114,135.69**	**$ 253,080.65**

StarWalker Industries, Inc.
Profit and Loss
January - December 2023

	Jan - Dec 2023		Total Jan - Dec 2022 (PY)		Change	% Change
Income						
40100 Sales	141,219.15	28.7%	191,960.61	43.7%	-50,741.46	-26.43%
40200 Shipping and Delivery Income	27,675.41	5.6%	15,571.63	3.5%	12,103.78	77.73%
40400 Sales of Product Income	324,566.48	66.0%	233,884.88	53.3%	90,681.60	38.77%
45000 Sales Discounts	-1,566.28	-0.3%	-2,507.07	-0.6%	940.79	37.53%
Total Income	$ 491,894.76	100.0%	$ 438,910.05	100.0%	$ 52,984.71	**12.07%**
Cost of Goods Sold						
50000 Purchases - Resale Items	37,351.44	7.6%	204,432.86	46.6%	-167,081.42	-81.73%
50200 Cost of Goods Sold	356,506.00	72.5%	134,153.88	30.6%	222,352.12	165.74%
50300 Freight and Shipping Costs	12,038.33	2.4%	12,751.91	2.9%	-713.58	-5.60%
Deposit on Bottles	5,100.00	1.0%		0.0%	5,100.00	
Total Cost of Goods Sold	$ 410,995.77	83.6%	$ 351,338.65	80.0%	$ 59,657.12	16.98%
Gross Profit	$ 80,898.99	**16.4%**	$ 87,571.40	**20.0%**	-$ 6,672.41	-7.62%
Expenses						
50700 Product Samples Expense		0.0%	35,864.71	8.2%	-35,864.71	-100.00%
60000 Advertising and Promotion		0.0%	-1,573.44	-0.4%	1,573.44	100.00%
60200 Automobile Expense						
60210 Fuel	47.50	0.0%	0.00	0.0%	47.50	
Total 60200 Automobile Expense	$ 47.50	0.0%	$ 0.00	0.0%	$ 47.50	
60400 Bank Service Charges	755.24	0.2%	276.68	0.1%	478.56	172.97%
61000 Business Licenses & Permits	955.00	0.2%	2,549.27	0.6%	-1,594.27	-62.54%
61500 Contract Labor	500.00	0.1%	10,895.00	2.5%	-10,395.00	-95.41%
61700 Computer and Internet Expenses						
61710 Website Design	2,439.20	0.5%	970.48	0.2%	1,468.72	151.34%
61730 Internet		0.0%	1,313.38	0.3%	-1,313.38	-100.00%
Total 61700 Computer and Internet Expenses	$ 2,439.20	0.5%	$ 2,283.86	0.5%	$ 155.34	6.80%
62100 CO-OP Commissions	6,211.10	1.3%	8,204.11	1.9%	-1,993.01	-24.29%
62400 Depreciation Expense		0.0%	6,233.45	1.4%	-6,233.45	-100.00%
62500 Dues and Subscriptions	6,650.95	1.4%	9,214.07	2.1%	-2,563.12	-27.82%
62700 Freight Out		0.0%	27,690.17	6.3%	-27,690.17	-100.00%
63300 Insurance Expense						
63310 General Liability	2,232.00	0.5%	2,061.26	0.5%	170.74	8.28%
63340 Workers Comp	1,386.00	0.3%	1,242.00	0.3%	144.00	11.59%
Total 63300 Insurance Expense	$ 3,618.00	0.7%	$ 3,303.26	0.8%	$ 314.74	9.53%
63400 Interest Expense	23,807.22	4.8%	41,651.22	9.5%	-17,844.00	-42.84%
64300 Meals and Entertainment						
64310 Meals 100% Deductible		0.0%	986.31	0.2%	-986.31	-100.00%
Total 64300 Meals and Entertainment	$ 0.00	0.0%	$ 986.31	0.2%	-$ 986.31	-100.00%
64900 Office Supplies		0.0%	2,878.77	0.7%	-2,878.77	-100.00%
66000 Payroll Expenses						
66001 Payroll Fees	1,072.50	0.2%	1,228.00	0.3%	-155.50	-12.66%
66003 Staff Salary	2,916.67	0.6%	60,479.21	13.8%	-57,562.54	-95.18%
66004 Taxes	319.37	0.1%	4,925.16	1.1%	-4,605.79	-93.52%
Total 66000 Payroll Expenses	$ 4,308.54	0.9%	$ 66,632.37	15.2%	-$ 62,323.83	-93.53%
66500 Postage and Delivery	188.00	0.0%	174.34	0.0%	13.66	7.84%
66700 Professional Fees	390.00	0.1%		0.0%	390.00	
66710 Legal and Accounting	21,034.69	4.3%	9,450.42	2.2%	11,584.27	122.58%
66730 Consultant Fees	287.37	0.1%	8,732.00	2.0%	-8,444.63	-96.71%

Total 66700 Professional Fees	$ 21,712.06	4.4%	$ 18,182.42	4.1%	$ 3,529.64	19.41%
67100 Rent Expense	18,728.40	3.8%	17,791.98	4.1%	936.42	5.26%
68000 Taxes and Licenses		0.0%	90.00	0.0%	-90.00	-100.00%
68100 Telephone Expense	2,353.73	0.5%	2,393.52	0.5%	-39.79	-1.66%
68400 Travel Expense		0.0%	1,078.63	0.2%	-1,078.63	-100.00%
68500 Parking		0.0%	107.15	0.0%	-107.15	-100.00%
68600 Utilities		0.0%	295.62	0.1%	-295.62	-100.00%
Gifts	50.00	0.0%		0.0%	50.00	
Loan Fee	3,300.00	0.7%		0.0%	3,300.00	
Total Expenses	$ 95,624.94	19.4%	$ 257,203.47	58.6%	-$ 161,578.53	-62.82%
Net Operating Income	-$ 14,725.95	-3.0%	-$ 169,632.07	-38.6%	$ 154,906.12	91.32%
Other Income						
7200 Cash Rewards	1,746.21	0.4%		0.0%	1,746.21	
Total Other Income	$ 1,746.21	0.4%	$ 0.00	0.0%	$ 1,746.21	
Net Other Income	$ 1,746.21	0.4%	$ 0.00	0.0%	$ 1,746.21	
Net Income	-$ 12,979.74	-2.6%	-$ 169,632.07	-38.6%	$ 156,652.33	92.35%